                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-32033

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K/KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q/QSB
              [ ] Form N-SAR

      For the Period Ended: October 31, 2004

      [ ]  Transition Report on Form 10-K
      [ ]  Transition Report on Form 20-F
      [ ]  Transition Report on Form 11-K
      [ ]  Transition Report on Form 10-Q
      [ ]  Transition Report on Form N-SAR

      For the Transition Period Ended: ________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                       Skyway Communications Holding Corp.
                             Full Name of Registrant

                              6021 142nd Ave North
            Address of Principal Executive Office (Street and Number)

                              Clearwater, FL 33760
                            City, State and Zip Code

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                                     PART II
                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
                    quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
                    following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

        N/A

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                       James Kent, Chief Financial Officer
                                 (727) 535-8211
                      (Name) (Area Code) (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    the answer is no, identify report(s).        [ ]  Yes [X] No

   Four (4) amended Form 8-Ks will be filed wihtin the time of this extension.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                     [ ] Yes [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Skyway Communications Holding Corp. has caused this notification to be signed on its behalf by the undersigned officer, thereunto duly authorized.

Date: December 16, 2004             Skyway Communications Holding Corp.

                                    By: /s/ James Kent

                                    Title:  Chief Financial Officer

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